SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution ~~Financial Markets~~ Markets Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____
(No. and Street)

____
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Granet & Associates
(Name – *if individual, state last, first, middle name*)

____
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 7 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EVOLUTION MARKETS FINANCIAL SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

EVOLUTION MARKETS FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

CONTENTS

Granet & Associates CPAS

GRANET & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
350 SEVENTH AVENUE, SUITE 402
NEW YORK, NEW YORK 10001

(212) 594-0065
FAX (212) 594-1977

CURTIS A. GRANET, CPA/PFS
PAUL A. RAPPOPORT, CPA
ROY HOFFMANN, CPA

INDEPENDENT AUDITORS' REPORT

To the Member of
Evolution Markets Financial Services LLC
(a wholly owned subsidiary of Evolution Markets Inc.)

We have audited the accompanying statement of financial condition of Evolution Markets Financial Services LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Evolution Markets Financial Services LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Granet & Associates
Granet & Associates
Certified Public Accountants
New York, New York
February 21, 2008

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$ 912,609	
CRD Deposit	10,891	
Prepaid Expenses	170,689	
Deferred Tax Benefit	378,970	
TOTAL ASSETS		$ 1,473,159

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$ 45,461	
Accrued Expenses	5,400	
Due to Parent	609,465	
Total Liabilities		$ 660,326
MEMBER'S EQUITY		812,833
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 1,473,159

The Accompanying Notes are an Integral Part of this Statement

EVOLUTION MARKETS FINANCIAL SERVICES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Evolution Markets Financial Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on March 3, 2005, and is a wholly owned subsidiary of Evolution Markets Inc. (Parent).

The Company is a newly licensed (November 13, 2006) broker-dealer organized primarily to conduct investment-banking business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

A. CASH AND CASH EQUIVALENTS
For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

B. CONCENTRATIONS OF CREDIT RISKS
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution. At December 31, 2007 approximately $812,609 was in excess of federally insured amounts. It is the Company's policy to review, as necessary, the credit standing of each counter party.

C. USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – INCOME TAXES

The Company is recognized as a single member limited liability company ("LLC") included in Evolution Markets Inc. (Parent) Federal and State income tax returns. The components of the income tax benefit are as follows:

Federal	$	(309,443)
State		(69,527)
	$	(378,970)

The income tax benefit represents an effective tax rate of 38.7%.

NOTE 4 – RELATED PARTY TRANSACTIONS

Services Agreement

The Company entered into a service agreement with its Parent to grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent company. In return, the Company will pay a servicing fee based upon 3% percent of expenses that the Company designated.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $252,283, which was $208,261 in excess of its required net capital of $44,022. The Company's net capital ratio was 2.62 to 1.

RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

END